EMAIL: JSPINDLER@OLSHANLAW.COM DIRECT DIAL: 212.451.2307

September 6, 2013

VIA EDGAR, FEDERAL EXPRESS AND ELECTRONIC MAIL

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3628

100 F Street, N.E.

Washington, D.C. 20549

Re:	GenCorp Inc.

Registration Statement on Form S-4

Filed July 26, 2013

File No. 333-190199

Dear Ms. Long:

On behalf of our client, GenCorp Inc. (“GenCorp” or the “Company”), set forth below are the responses of GenCorp to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), contained in the Staff’s letter, dated August 13, 2013, concerning the above-referenced Registration Statement on Form S-4 (the “Form S-4”). GenCorp submitted to the Commission today, via EDGAR, Amendment No. 1 to the Form S-4 (“Amendment No. 1”), including, where necessary, additional information or revisions requested by the Staff. To assist the Staff in reviewing Amendment No. 1, we are sending via Federal Express a copy of this letter and copies of Amendment No. 1, which have been marked to show changes from the Form S-4 as filed with the Commission on July 26, 2013.

The responses below follow the sequentially numbered comments from the Staff’s letter of August 13, 2013. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

General

1.	We note that you are registering the new notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

September 6, 2013

Response: The Company has filed simultaneously herewith as correspondence in connection with the Form S–4 a supplemental letter stating that the Company is registering the new notes in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No–Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No–Action Letter (June 5, 1991) and Shearman & Sterling, SEC No–Action Letter (July 2, 1993). The supplemental letter includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2.	Please disclose, wherever you describe the guarantees throughout this prospectus, that the guarantees are full and unconditional subject to certain release provisions, that your subsidiaries are 100% owned, and that the guarantees are joint and several. Please refer to Rule 3-10 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Form S-4 to disclose, wherever the guarantees are described therein, that the guarantees are full and unconditional subject to certain release provisions, that the subsidiaries are 100% owned, and that the guarantees are joint and several. Please refer to the cover page and pages 7 and 81 of Amendment No. 1.

Cover Page of the Prospectus

3.	Please revise the cover page to reflect that you are also registering the guarantees since the guarantees constitute a separate security. Please refer to Item 501(b)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the cover page to reflect that it is also registering the guarantees.

4.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00pm New York City time expiration date instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open through midnight Eastern time of the twentieth business day, and revise accordingly both throughout the prospectus and Letter of Transmittal as necessary. See Rule 14d-1(g)(3).

Response: The Company confirms that the exchange offer will be open at least through midnight Eastern time on the twentieth business day following commencement. The Company advises the Staff that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

September 6, 2013

Cautionary Statement Regarding Forward-Looking Statements, page ii

5.	The safe harbor for forward- looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. Section 27A(b)(2)(C) of the Securities Act and Section 21 E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response: The Company has revised the disclosure on page ii of Amendment No. 1 to reflect the Staff’s comment.

The Exchange Offer, page 58

Expiration Date; Extensions; Amendments, page 61

6.	You reserve the right in your sole discretion to “delay accepting any initial notes.” Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response: The Company notes the Staff’s comment and has revised the disclosure on page 75 of Amendment No. 1 to clarify that it may delay acceptance of any initial notes only due to an extension of the exchange offer. The Company hereby confirms that any such delay will be consistent with Rule 14e-1(c).

7.	We note your reservation of the right to amend the terms of the offer in any way you determine. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 75 of Amendment No. 1 to state that in the event of a material change in the exchange offer, including the waiver of a material condition, the Company will extend the offer period, if necessary, so that at least five business remain in the offer following notice of the material change.

Conditions to the Exchange Offer, page 62

8.	We note that if any of the enumerated conditions exist, you reserve the right in the first bullet point on page 63 to “refuse to accept any initial notes and return all tendered initial notes to the tendering holders.” Rule 14e-1(c) requires that you return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document as necessary.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 76 of Amendment No. 1 to clarify that the Company will return any tendered initial notes promptly after a termination of the exchange offer.

September 6, 2013

Description of the New Notes, page 67 Collateral, page 69

9.	You state under romanette (vi) that the Collateral will not include “any Capital Stock or other securities of any Affiliate of the Company in excess of the maximum amount of such Capital Stock or securities that could be included in the Collateral without creating a requirement pursuant to Rule 3-16 of Regulation S-X under the Securities Act for separate financial statements of such Affiliate to be included in filings by the Company with the SEC.” Please revise your disclosures so that noteholders may understand how this Rule 3-16 “collateral cutback” impacts their security interests. In particular, please disclose the following:

•	that the collateral cutback applies to the capital stock of any subsidiary collateralizing the notes where the greater of the book value or the market value (fair value) of the subsidiary capital stock equals 20% or more of the current principal amount of the registered notes;

•	the name of each subsidiary that has capital stock collateralizing the notes, including the book value and market value of the capital stock of each subsidiary;

•	identification of each subsidiary with capital stock collateralizing the notes that as of the latest Balance Sheet date has the greater of the book value or market (fair) value of its capital stock equaling 20% or more of the current principal amount of the registered notes and is therefore subject to the collateral cutback; and

•	the amount of changes in the values for each subsidiary that could result in the collateral stock of the subsidiaries moving into or out of the collateral pool and any known trends in this regard.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 83 and 84 of Amendment No. 1. The Company advises the Staff that for purposes of such revised disclosure, the Company derived the estimated market value of the capital stock of each subsidiary whose capital stock is pledged as collateral for the notes from internal company estimates of fair value. The Company did not obtain any third-party market valuations of the capital stock of such subsidiaries due to the significant cost of such valuations. The Company further advises the Staff that while the revised disclosure includes the name of each subsidiary that has capital stock collateralizing the notes, it does not include the book value and market value of the capital stock of each subsidiary. The Company believes that such amounts are not material to note holders in the context of the total collateral package for the notes since the subsidiaries of the Company whose capital stock is pledged as collateral to secure the notes, with the exception of Easton Development Company, LLC, are subsidiary guarantors of the notes whose assets are separately pledged as collateral to secure the notes. The Company advises the Staff that, as disclosed on page 84 and elsewhere in Amendment No. 1, after giving effect to the Acquisition, on a pro forma basis, the subsidiary guarantors generated approximately 99% of the Company’s net sales for the six months ended May 31, 2013, and accounted for approximately 97% of the Company’s total assets, excluding all intercompany balances, as of May 31, 2013. In addition, the Company believes that once a subsidiary’s pledged capital stock is subject to the collateral cutback, the actual amount by which the value of such capital stock exceeds the 20% threshold is not material. For the same reason, while the revised disclosure includes the impact of changes in values for subsidiaries on the capital stock subject to the collateral cutback, it does not include specific amounts for such changes in values.

September 6, 2013

Undertakings, page II-3

10.	Please delete the undertaking provided in Item 512(a)(5)(ii)(B) and add the undertaking provided in Item 512(a)(5)(ii).

Response: In response to the Staff’s comment, the Company has revised the page II-4 of Amendment No 1 to delete the undertaking provided in Item 512(a)(5)(ii)(B) and add the undertaking provided in Item 512(a)(5)(ii).

Exhibits Index

11.	Please amend your registration statement to file the articles of incorporation and bylaws for each of the co-registrants as exhibits to the registration statement. Refer to Item 601(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed the articles of incorporation and bylaws for each of the co-registrants as exhibits to the Form S-4.

Exhibit 5.1

12.	We note counsel’s limitation of their opinion to the federal laws of the United States and the laws of the State of New York in effect as of the date of this letter. Please note that in issuing the binding obligation opinion with respect to the guarantors, the opinion must cover the law of the jurisdiction under which each guarantor is organized. Counsel may engage local counsel to provide the opinion that the guarantors are validly existing, have the power to create the obligation and have taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. Please file a revised opinion to cover the laws of the states of Ohio, Delaware, and New Jersey. Please see Section II.B.1.e. of Staff Legal Bulletin No. 19 (CF) dated October 14, 2011.

Response: In response to the Staff’s comment, the Company has filed as Exhibit 5.1 to the Form S-4, a revised opinion of Olshan Frome Wolosky LLP covering the laws of the states of Delaware and New Jersey in addition to the federal laws of the United States and the laws of the State of New York. In addition, the Company has filed as Exhibit 5.2 to the Form S-4 an opinion of Ulmer & Berne LLP that each of the Ohio entities is validly existing, has the power to create the relevant obligations and has taken the required steps to authorize entering into the obligations under Ohio law.

*    *    *    *    *

September 6, 2013

The Company believes that the foregoing has been responsive to the Staff’s comments.

The Company will submit to the Staff the requested written statement at the time that it requests acceleration of the effectiveness of the Form S-4.

If you have any questions related to this letter, please contact me at (212) 451-2307.

Sincerely,

/s/ Jeffrey S. Spindler

Jeffrey S. Spindler, Esq.

Enclosures

cc:	Kathleen E. Redd
Christopher C. Cambria
GenCorp Inc.